Exhibit 11

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this Offering Statement on Form 1-A of our audit report dated November 15, 2022, and December 23, 2022, with respect to the balance sheets of Monogram Orthopaedics, Inc. as of December 31, 2021 and 2020, and the related statements of operations, stockholders’ equity (deficit), and cash flows for each of the years then ended. Our report dual-dated November 15, 2022 and December 23 2022, relating to aforementioned financial statements, includes an emphasis of matter paragraph relating to substantial doubt as to the Company's ability to continue as a going concern.

We also consent to the references to us under the heading “Experts” within the Offering Statement.

/s/ Fruci & Associates II, PLLC

Fruci & Associates II, PLLC

January 19, 2023